Mr. Charles Goodson, Vice President and Secretary
HomeLife, Inc.
1503 South Coast Drive
Suite 204
Costa Mesa, CA 92626

       Re: HomeLife, Inc.
              Preliminary Information Statement on Schedule 14C Amendment
              File No. 000-30424
              Filed March 14, 2008

Dear Mr. Goodson:

This is to advise you that we have conducted only a limited review of your filing. Based on that limited review, we have the following comments.

1) Please ensure that you provide all financial information required by Item 13 of Schedule 14A, including MD&A disclosure.

2) Please provide more detail regarding the "spin-off" transaction, including the specific assets and liabilities that will be transferred and the specific consideration that will be paid by Mr. Cinerman, how such assets were valued and whether the board approved the transaction. In addition, please advise us whether these assets and liabilities are being transferred to Mr. Cinerman or spun-off to your existing shareholders. Please revise the disclosure accordingly.

3) On page 5, you indicate that the percentage of ownership interest of shareholders will not be affected by the reverse stock split. Please clarify, if true, that their percentage of ownership interest will be impacted by the share exchange agreement as Moneylogix will own 98.7% pursuant to the terms of the agreement.

4) It appears that the agreement automatically terminated by its own terms on January 31, 2008. In the 8-K submitted on February 21, 2008, you indicate that the agreement has not closed and is not expected to the close until the end of March 2008. Please explain whether the agreement was amended to extend the termination date. If so, please provide a copy of the amended agreement. If the

agreement was not amended to extend the termination date, please explain the ramifications this could have on you.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please direct any questions to Stacie Gorman at (202) 551-3585, or the undersigned at (202) 551-3852.

Sincerely,

Michael McTiernan
Special Counsel

Cc: Eric M. Stein, Esquire (by facsimile)